Exhibit 99.2

Amira Nature Foods Ltd.

Third Quarter Fiscal 2013 Earnings Conference Call

February 25, 2013

Operator:                                                                                                                                       Greetings, and welcome to the Amira Nature Foods Third Quarter 2013 Earnings Conference Call.  At this time, all participants are in a listen-only mode.  A brief question-and-answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Rahul Nayar.  Please begin, sir.

Rahul Nayar:                                                                                                                   Good morning everyone, and welcome to Amira Nature Foods Third Quarter Fiscal 2013 Conference Call.  On the call today are Karan Chanana, Amira’s Chairman and Chief Executive Officer; Ashish Poddar, Chief Financial Officer; and Anil Chawla, Vice President, Legal.

By now, everyone should have had access to the Third Quarter Fiscal 2013 Earnings Release which went out today at approximately 7:00 am Eastern Time.  If you have not had a chance to review the release, it’s available on the Investors Relation portion of our website at www.amirafoods.com.  This call is being webcast and the replay will be available on the Amira website, as well, at amirafoods.com.

Before we begin, we would like to remind everyone that prepared remarks contain forward-looking statements and management may make additional forward-looking statements in response to your questions.  Such statements involve of number of known and unknown risks and uncertainties, many of which are outside the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.  Important factors that could cause or contribute to such differences include risks detailed in our public filings with the Securities and Exchange Commission, and those mentioned in the earnings release.  Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Also in the Company’s earnings release and in today’s prepared remarks, we include EBITDA, adjusted profit after tax, and adjusted earnings per share, which are non-IFRS financial measures.  A reconciliation of these non-IFRS measures to the most directly comparable IFRS financial measures is included in the Company’s press release issued earlier today, which has been posted on our website.

And with that, I would like to turn the call over to Karan Chanana, Chairman and CEO.

Karan Chanana:                                                                                                 Thanks, Rahul.  Good morning, everybody, and thank you for joining us.  As most of you know, this is our second conference call as a public company and we are very excited to share our results with you today.  I have had the pleasure of discussing our story with many of you over the past few months, and before we get too far into our third quarter results, I would like to thank you for your interest and investment in Amira Nature Foods.

On today’s call, I will provide a brief overview of our third quarter financial highlights and provide you with an update of our strategic growth initiatives.  Then Ashish will review the financial results for the quarter in more detail and provide guidance for the full fiscal year 2013.  After that, we will open up the call for your questions.

We are very pleased with our Third Quarter Financial 2013 results.  In the quarter, we continued to execute on our strategic initiatives as we experienced further growth in India and internationally.  Revenue for the third quarter of fiscal 2013 increased 56.2% to $113.9 million.  The revenue increase was primarily due to increased sales volumes both in India and internationally.  Our third quarter revenue included 23.6 million associated with shipment of product to a repeat customer, as previously disclosed, while the comparable shipment to this customer was made in the fourth quarter of the fiscal 2012.  Excluding this shipment, revenue for the third quarter of fiscal 2013 would have increased 23.8% to approximately $90.3 million.

For those of you new to our story, the core product of our business is Indian Specialty Rice, particularly basmati, which is a differentiated premium segment of rice.  Worldwide, rice is a staple of many people’s diet and is especially popular in high-growth emerging markets.  Our superior supply chain and manufacturing capabilities have enabled Amira to position itself as one of the leaders in this growing industry.  The barriers to entry in rice processing and packaging are very high, as it’s a highly cyclical and delicate process.  In addition to our core basmati offering, we have recently launched value-added innovative products in rice and adjacent categories, including a ready-to-eat category in which we created dry snacks, to capitalize on the expanding snack market in India.

With our strong product offerings and diverse business model, we have laid the foundation for our future growth.  As we look ahead, we will continue to execute on our six distinct growth strategies.

The first, accelerate global brand building and value-added product offerings.  We are continuing to evaluate market gaps for new products and future innovations in complementary categories.

Second, strengthen our distribution footprint in India.  As you know, India has a rapidly growing middleclass and demonstrates very attractive demographic trends.  We are focused on strengthening our entire distribution in key locations, as well as expanding our network of distributors, while also capturing the significant growth opportunities presented by increase in the Indian modern trader.  We have opened one company-managed distribution center.  Going forward, we plan to open additional company-managed distribution centers in 14 major cities in India over the next three years, which we expect will result in greater market penetration and higher margins.

Third, further develop relationships with key regional partners.  Over the past few years, we have focused on cultivating relationships with leading retailers globally, but we have hardly scratched the surface of the full potential of regional distribution for our products.  For example, in the United States, we continue to have a strong presence in Costco.  We entered Costco with the Amira brand in 2010.  We are now in over 160 of their 433 total locations, as compared to 134 locations in the second fiscal quarter.  This makes Amira the leading basmati rice brand at Costco.  But, we still have ample room to expand our sales in the future with new and existing retail partners.  The U.S. will be one of our key market focus for fiscal 2014.  While this is just one example in one market, we are having similar success with local retailers and distributors in several markets, ranging from the Middle East to Nigeria.

We also recently attended Bharti Walmart’s yearly business meet held in Noida, India.  This was attended by over a thousand employees of Bharti Walmart, as well as their executives from international offices.  Several leading multi-national corporations also attended to showcase their products.  We are very encouraged by the positive response to our product line.  In additional to our full line of basmati rice, we also showcased complementary offerings, including our ready-to-eat snacks.  Bharti Walmart is an important retail partner for us and we believe we further strengthened our relationship with them following this meeting.

Fourth, we leverage our international presence to enhance branding penetrations.  To grow our international presence, we are continually working to further educate potential customers about the breadth and depth of our product offerings.  We annually attend 12 food shows, on an average globally, and will continue to many major food shows across the globe to help expand awareness about Amira basmati rice and complementary products by meeting with buyers from leading international food retailers and distributors.

To provide a few examples, we attended the Winter Fancy Food Show which was held in San Francisco in January 2013.  Since 1955, the Fancy Food Shows have been North America’s largest Specialty Food and Beverage Marketplace.  Between the Winter Show in San Francisco and Summer Show, the National Association for the Specialty Food trade events bring in more than 40,000 attendees from more than 80 countries and regions to see 260,000 innovative specialty food products.  We are currently attending Gulf Food at Dubai World Trade Centre.  Gulf Food is one of the world’s largest annual food and hospitality shows and is held at the Dubai World Trade Centre.  This is a great opportunity for us to introduce our products to new potential customers in the Middle East, Africa and Asia.

Carrying on, number five, expanding to new high-growth markets.  We’re currently in 40 countries and are targeting expansion to over 70 countries in the next five years, and are prudently adding team members to achieve this.  I’d like to give a few examples of our new leaders in various departments.

Mr. Manasvi Rasgotra joined us as Vice President, Marketing.  Mr. Rasgotra will be leading Amira’s global marketing efforts, including brand management and rice business in the Indian market.  Prior to joining Amira, he worked with Nestle India and Olgivy & Mather Advertising.

Mr. Daniel Shetty joined us as Vice President, Snacks.  Snacks are the fastest growing category in the food business.  Mr. Shetty is leading the launch of snacks in India, as well as in international markets.  Mr. Shetty previously worked with organizations like NourishCo Beverages, which is a joint venture between Pepsi and Tata, Marico, Bharti Airtel and Coco-Cola.

We had Mr. Ravi Padmanabhan join us as Vice President, International Business, and is responsible for the Amira branded business in the Middle East region.  He’s an MBA in Marketing from the University of Wollongong, Australia, and has over 24 years of experience in international, as well as Indian markets.  He worked with organizations like Kraft, Cadbury, Lotte, Bharat Shell and Energizer.

We have Mr. Atul Tuli who joined us as Vice President, International Business for the Middle East markets.  He’ll be focusing further on strengthening Amira’s distribution system in the region.  He brings vast experience in international business in the Middle East markets, and his last assignment before joining us was at Kohinoor Foods.

We have Mr. Tony O’Connor join us as Commercial Director in Amira’s London office.  The UK and Europe are important markets for Amira.  Mr. O’Connor has approximately four decades of experience in the UK food industry and has worked with organizations such as Nestle, Veetee Rice, RHM Foods, to name a few.

Mr. Ian Straughan joined us as Head of Marketing Innovation for the UK and Europe.  He’s located in Amira’s London office.  Mr. Straughan is responsible for new product development, brand positioning, media planning and execution.  He previously worked with Nestle Foods and Discovery Foods.

Moving ahead, number six, increasing processing capacity and operating efficiencies.  With a portion of our proceeds from the initial public offering completed in October 2012, we plan to more than double our processing capacity by building a new state-of-the-art facility.  We continue to expect this new facility to be complete by fiscal 2015.  This will enable us to bring a larger portion of our production base in-house, thereby reducing the need for us to purchase semi-finished product, resulting in improved margins and enhanced quality.  We are currently in the final stages of negotiation for the plant and machinery with various technology suppliers.

I’m pleased to say that Amira was once again named as one of the fastest growing companies by India, Inc. magazine.  We have moved up 28 places from our 2011 ranking and are ranked number 243, out of the 500, on the fourth annual list.  We believe this ranking recognizes our Company’s ability to increase growth in a competitive market.

As we begin the fourth quarter of fiscal 2013, we are very well positioned for a great finish to the year and we expect to deliver solid financial results.  Industry growth is extremely encouraging and we are positioned to capitalize on a number of growth opportunities around the world.

With that, I’d like to turn the call over to Ashish to discuss our third quarter financial results.

Ashish Poddar:                                                                                                          Thank you, Karan.  Good morning, everyone.  For the third fiscal quarter ended December 31st, 2012, we reported revenue of $113.9 million, compared to $72.9 million for the same period in fiscal 2012, an increase of 56.2%.  The revenue increase was primarily due to increased sales volumes, both in India and internationally.  As Karan mentioned, our third quarter revenue included $23.6 million associated with shipment of product to a repeat customer, as previously disclosed, while the comparable shipment to this customer was made in the fourth quarter of fiscal 2012.  Excluding this shipment, revenue for the third quarter ended December 31st, 2012 would have increased by 23.8% to approximately $90.3 million.  Revenue in the third quarter of fiscal 2013 for our Amira and third-party branded products was $112.8 million or 99% of total revenue, compared to $68.1 million or 93.4% of total revenue in the prior year period.

Sales of bulk commodity products to institutional customers in the third quarter of fiscal 2013 contributed $1.1 million or 1% of total revenue, compared to $4.8 million or 6.6% of total revenue in the prior year period.  This is consistent with our focus on rice and rice-related products.

Cost of materials, including change in inventory of finished goods, increased $28 million, or approximately 50%, to $83.7 million in the third quarter of fiscal 2013, from $55.7 million in the same period last year.  This increase primarily reflects the growth in the Company’s revenue.  As a percentage of revenue, cost of materials decreased to 73.5% in the third quarter of fiscal 2013, as compared to 76.4% in the three months ended December 31st, 2011.

Profit before tax improved 99% to $6.7 million or 5.9% of revenue, compared to $3.4 million or 4.6% of revenue for the third quarter of fiscal 2012.  This strong improvement was due to stronger top line growth, as well as improving leverage in our overall business.

EBITDA, defined as profit after tax, plus finance costs, non-recurring IPO-related expenses, income tax expense, and depreciation and amortization, was approximately $14 million or 12.3% of sales in the third quarter of fiscal 2013, compared to $8.9 million or 12.2% of sales in the same period last year.  Profit after tax for the third quarter of fiscal 2013 increased 94% to $4.2 million, compared to $2.1 million in the same period last year.

Basic and diluted earnings per share was $0.11 compared to $0.09 for the third quarter of fiscal 2012.  As of December 31st, 2012, the Company has 35.7 million fully diluted shares outstanding.  Excluding non-recurring IPO-related expenses of approximately $1.8 million, adjusted profit after tax increased 176% to $5.9 million, compared to $2.1 million in the same period last year.  For better quarter-over-quarter comparability, after adjusting for non-recurring IPO-related expenses, and using 35.7 million fully diluted shares, adjusted earnings per share was $0.17, compared to $0.06 in the third quarter of fiscal 2012.

Turning briefly to our year-to-date results.  For the nine months ended December 31st, 2012, net revenue increased 35.6% to $273.4 million, compared to $201.7 million for the same period in fiscal 2012.  EBITDA increased approximately 45% to $34.5 million, compared to $33.8 million in the same period of the last fiscal year.  Profit after tax, excluding IPO-related expenses of approximately $1.8 million, increased 165.5% to $12.5 million, compared to $4.7 million for the same period in fiscal 2012.

Turning to our balance sheet, at December 31st, 2012, our cash balance was $32.7 million and we had total indebtedness of $149 million.  As a reminder, on October 15th, 2012, the Company completed an initial public offering and received approximately $81 million in net proceeds.  We have used $52 million of these net proceeds to reduce a portion of our indebtedness and approximately $35 (ph) million to invest in our plant expansion, as Karan discussed earlier in his remarks.  We retained $4 million to fund future operating expenses through 2015, of which $3.8 million remains.

Our new harvest season began in the third quarter, in October, and ended in January.  During this period, we prudently increased our inventory in order to meet expected demand, and as a result, the third quarter represents our peak inventory level.  As some of you know, we currently process approximately a third of our product through our own processing facility and approximately two-thirds we purchase as semi-finished rice from third-party processing units.  As of December 31st, 2012, inventory was $197 million or an increase of 52% over $130 million as of September 30th, 2012.  Our inventory positions will decrease going forward over the next 10 months, consistent with our historical trends.

Based on the Company’s solid financial performance thus far in fiscal 2013, we are providing the following annual guidance:  We expect full year fiscal 2013 revenue in the range of 405 to $410 million, an increase of approximately 23 to 25%, compared to fiscal 2012; and EBITDA in the range of 50 to $52 million, an increase of approximately 25 to 30%, compared to fiscal 2012.

Now, I would like to turn the call back to Karan.

Karan Chanana:                                                                                                 Thanks, Ashish.  As you can tell from Ashish’s summary, we are positioned to deliver very strong fiscal 2013 financial results.

With that, I would now like to open the call for your questions.  Operator?

Operator:                                                                                                                                       Thank you. We will now be conducting a question-and-answer session.  If you’d like to ask a question, please press star, one on your telephone key pad.  A confirmation tone will indicate your line is in question queue.  You may press star, two if you would like to remove your question from the queue.  Participants using speaker equipment, it may be necessary to pick up your handset while pressing the star key.  Once again, that’s star, one to be placed in the question queue.

Our first question is coming from Thilo Wrede from Jefferies and Company.  Please proceed with your question.

Thilo Wrede:                                                                                                                    Good morning everybody.  Could you talk about your freight forward and handling expenses have gone up quite a bit year-over-year.  I’m trying to understand what’s behind that.

Rahul Nayar:                                                                                                                   Yes Thilo.  Freight forwarding expenses have gone up compared to the previous fiscal quarter, primarily for two things.  One is purchase of inventory from slightly further off areas, number one.  And number two, more shipments, exports where we are paying for the freight also.  So, it’s a combination of these two things, primarily the former.

Thilo Wrede:                                                                                                                    And, why do you have to buy your rice from further away areas?

Rahul Nayar:                                                                                                                   This quarter, as you know, this is the beacon (ph) entry level, this is the harvest season.  I think it’s a good question in terms of—to give you guys some color on the harvest season also.  This harvest season is expected to be, by the industry, as flat in terms of the amount of basmati paddies (ph) and basmati being produced, number one versus a bumper crop in the previous year, which is up about 20%.  To be conservative, this year expecting a higher volume in the basmati industry as normal.  We have increased our inventory levels; one, to hold inventory to minimize any price fluctuation going forward this year.  Hence, we were buying patty and raw materials both around the areas we normally buy from and from slightly further areas to have that completed.  Yes, so that’s the answer.

Thilo Wrede:                                                                                                                    So, my understanding was always that you don’t have to hold the inventory yourself because the majority of the rice that you sell is being processed by third parties.  If I understand you correctly, year-over-year your inventory actually went up even though you don’t have the capacity to process that.

Rahul Nayar:                                                                                                                   Yes, a similar question Thilo, it’s a—the inventory is a combination both of paddy and a combination of semi-finished rice.  So, we are buying milled rice as we speak through the quarter as rice is being milled by third party processors.  So, we have a choice always, we have a choice to buy inventory now or buy it over the course of the year, as required.  We are still going to be buying it over the course of the year as required, but we will be buying a smaller amount over the course of the year than in previous years, being conservative based on our view on demand and supply in the industry this year.

Just to give you some color.  We have bought inventory very prudently—if I’m giving too much detail, our average inventory cost is very attractive compared to current prices in the market.

Thilo Wrede:                                                                                                                    Okay, but you have to assume that the inventory increase is primarily semi-finished rice instead of paddy?

Rahul Nayar:                                                                                                                   Yes, because obviously we buy, you know, the max paddy for the plant (ph), as you earlier said, every year, so this higher holding of semi-finished rice which in our view to be more conservative this year where we expect a flat crop compared to the (inaudible).

Thilo Wrede:                                                                                                                    Okay, perfect.  And then the last question I have for you.  Can you talk a little bit about the operating environment in India, how is modern trade, versus traditional trade doing (inaudible).

Rahul Nayar:                                                                                                                   Yes, I’ll answer that in the first part and then I’ll have Karan answer after that.  Both the modern trade and the non-traditional retailers are boding extremely well.  You’ve seen from our earnings call, we’ve hired a lot of people, sales people, marketing people in India and overseas.  When you get our annual numbers next, you will see a substantial increase, already we see in the Indian business, and you will see those details and we will disclose those numbers on an annual basis.  India business is very strong for the Company, so we see no weakness in that regard at all in either segment.  Karan do you have any further detail to add to that?

Karan Chanana:                                                                                                 Thilo, the Indian market is strong, getting stronger.  We expect more of western style, modern retail to creep up its market share, and as said previously, on occasion, Amira is set to capture that growth, so we are doing that.  Opening more and more stores and increasing our penetration in the modern trade month on month, and that’ going well for us.

Thilo Wrede:                                                                                                                    Okay, great, that’s all I have for you.  Thank you.

Operator:                                                                                                                                       Thank you.  As a reminder, if you’d like to be placed in the question queue, please press star, one on your telephone key pad.

Our next question is coming from Gautam Chhaochharia.  Please proceed with your question from UBS.

Gautam Chhaochharia:                                                          Yes.  To Karan and Ashish.  Congratulations on the numbers.  Quick question is how much of the jump inventories and the receivables that you saw in the December quarter is because of seasonality?  Because you don’t have December’s quarter balance sheet deduct for last year.

Rahul Nayar:                                                                                                                   Yes, good question, Gautam.  Again, I think as we said earlier, the jump in inventory happens every year during this quarter, but in this year because of our expectation of a flat harvest compared to a growing demand for basmati rice, as we spoke about earlier, we have been conservative by buying more semi-finished rice during the harvest season than waiting to buying it later on in the year to satisfy our customers and their requirements.  So, it is all seasonal, this year, slightly more seasonal than the past because of our expectation of the harvest.  So, it is seasonal in that regard.  In terms of receivables, we grew revenue 50% in this quarter.  Our days receivables, I will ask Ashish to share with you, but I believe it’s a positive change.  Ashish, you have any details on receivables?

Ashish Poddar:                                                                                                          Sure Rahul.  Gautum I just want to mention that we are a high growth company and in increasing account receivables, they are in line with our increase in sales.  As of December 31st, we had account receivables of around 72.8 million.  However, our average days receiveables are commonly known as Days Sales Outstanding was 54 days for nine months ended December 31st, 2012 in comparison to 63 days for the same period in December 2011.  It shows improvement in our collection cycle.

Gautam Chhaochharia:                                                          Just one more thing to ask on that—repeat what you—the December quarter.  When exactly did you pay off the debt in quarter?  And so, how much of the interest savings in that is actually?

Rahul Nayar:                                                                                                                   We paid off the debt, I think, let’s say a few days after the receipt, I believe around on October, 15, 16, 17th, around that time.  It was received, and then as we drew inventory levels, we increased our debt levels this quarter for higher inventory purchases.

Gautam Chhaochharia:                                                          (Inaudible).  Thank you.

Operator:                                                                                                                                       Thank you.  Our next question is from Akshay Jagdale from KeyBanc Capital Markets.  Please proceed with your question.

Akshay Jagdale:                                                                                                  Good morning.  I wanted to ask about your guidance.  So, your fourth quarter, your implied guidance for fourth quarter is—I think it implies roughly 2% growth, but it has a lot to do with the shipment you made to that customer last year in 4Q.  So, can you just clarify what the—I’m not sure if I understand exactly what the amount was in last year’s fourth quarter.  And secondly, you mentioned 24 million, I believe, this quarter?  Why is that different from what you had in the press release, which was 39 million, I believe.

Rahul Nayar:                                                                                                                   Okay, so let’s answer the second part of your question first.  The press release for 39 million, we had told you then that we were going to ship a portion of that in Q3 and a portion of that in Q4.  The whole shipment for this customer was shipped previously in Q4 in fiscal 2012, so approximately $24 million, which was recognized in Q3.  If I remove that and add it back to Q4, based on the math you gave me, my revenue increase would be about in the mid 20s also, between 24, 25%, for Q4 also on an apples-to-apples comparison.

Akshay Jagdale:                                                                                                  Okay, that’s helpful.  And just a little bit more color on the growth drivers this quarter.

Rahul Nayar:                                                                                                                   Yes.  The—and again, I think this is something we talked about last quarter.  Pricing in ruppes was flat.  Again, this is based on quarter-over-quarter data.  Pricing in dollars was negative because of exchange rate, change from Q3 fiscal 2012 to Q3 fiscal 2013.  Volumes were up dramatically to compensate for that to give you this 56% growth, obviously.  So, volumes were up dramatically in both India and overseas for the Company this quarter.

Akshay Jagdale:                                                                                                  Can you give us some numbers on what the volumes were up roughly?  I mean, you had 56% growth, effects like a 5, 6% drag and the remaining came from volumes.  Is that a good way to think about it?

Rahul Nayar:                                                                                                                   Absolutely, you got it.

Akshay Jagdale:                                                                                                  Okay.  And so, again, what I want to get down to, if I can is what’s the underlying growth in your basmati business, you know, the value added rice business?  So, excluding this shipment.  And, how does that roughly compare to what’s going on in the market?  Maybe you can comment on exports versus domestic?  However you want to help us, just try to understand what is the underlying growth level—are you in line with that or higher than it, that sort of thing.

Rahul Nayar:                                                                                                                   Thanks Akshay.  Just, your one point, the Company is working on a, you know, public information to share with you guys, to be able to measure the industry better, so we’re working on that.  In discussion with many of the analysts already.  I think we’ll have that discussion in a month or so.

In terms of volumes, our volumes are higher than average industry volumes.  The Company is expanding its business in India where the dramatic growth in volume has come from in this quarter and we continue to expect that going forward.  We had discussed this as part of the IPO on the Road Show and called since then where we said we are in process of expanding our India distribution.  Our first Company managed warehouse is in place, second one is on its way and we are—and, we had a plan to do 15 of those at the start in around three years.  That drew down penetration distribution is already baring fruit with an increased workers of selling the Amira brand and getting on more shelves in the country.

So, we are growing substantially in India, we will share—you will see those numbers as part of our annual results where we write down numbers by geography and so on and so forth as we done in the prospectus in the IPO.

Akshay Jagdale:                                                                                                  Okay, that’s helpful.  And then, international, how is the growth?  Roughly 10, 20%?  I mean, anything you can give us on the international side because obviously 66% of your sales come from that particular market.

Rahul Nayar:                                                                                                                   Absolutely.  Again, it was extremely strong also.  In terms of volume, we expect international growth to be very strong.  We are launching—we have grown substantially.  In Africa, the launch has been very successful for the Amira brand.  You’ll see more of the details in the annual filing.  We are launching our UK launch in the summer.  The soft launch is already on as we speak and we got extremely good response.  We have a creative advertising plan which is already reviewed by our Board, and you know, that will take place in the next few months.  That creative advertising plan forms the basis for the Amira Upscale Luxury Brand for the U.S. market, which is our next focus area, as mentioned in our fiscal year starting April 1st of this year.   And, that creative advertising launch is a basis for expansion in other developed markets.

So, you know, the volume number is very strong in India and volume number is very strong internationally.

Akshay Jagdale:                                                                                                  Okay and just too on the cost side.  You know, if I group all SG&A expenses together, which is what I do in my model, the number is around 6% of sales.  But the point is, it looks like there’s seasonality.  Was there anything unusual going on in the SG&A line this quarter?  Did you make some investments for future growth, whether it was in the UK?  You mentioned hiring a bunch of people.  I mean, just trying to get a sense of—should we be expecting the same kind of rates in the fourth quarter?  Or—because that was not the case last year, I believe?  So…

Karan Chanana:                                                                                                 I don’t think—I think that—because the number is high, we’ll have to come back to you on that after looking at the drill down detail on that.  But, we don’t expect SG&A, as such, to increase substantially from our previous levels.  Yes, they will increase, but not substantially as a percent of revenue.  So, we can come back to you after this call and look at any details in that regard.

Akshay Jagdale:                                                                                                  Okay.  And, just the last one on inventory and as it relates to cost.  So, thanks for giving all that additional color earlier.  So a way—just roughly about 70%ish of your volume is not vertically integrated or you buy semi-process, right?  And, what you’re saying is you’ve taken on that—specifically on that particular portion of your volume, you’ve taken some strategic inventory positions because relative to demand, the supply is tight, so you’d rather buy that particular inventory more so now, when the prices are lower, than where they’ll be perhaps later in the year.  Is that a good way to think about it?

Rahul Nayar:                                                                                                                   Absolutely.  That’s extremely well said.  Not only later in the year, as we speak right now, even our inventory purchase prices are attractive to the current market prices in inventory.

Akshay Jagdale:                                                                                                  Right.  And, you were able to do that relative to your competition because of your stronger financial position.  Is that a good way to also think about it?

Rahul Nayar:                                                                                                                   Yes

Akshay Jagdale:                                                                                                  Okay.  Perfect.  I’ll pass it on.  Thanks.

Operator:                                             Thank you.  As a reminder, if you’d like to be placed in a question queue, please press star, one on your telephone keypad.

Our next question is coming from Eric Katzman from Duetsche Bank.  Please proceed with your question.

Eric Katzman:                                                                                                            Hi Everybody.

Karan Chanana:                                                                                                 Hi Eric.

Eric Katzman:                                                                                                            A couple of questions here.   I think that you indicated that the day sale—days receivable outstanding.  Can you give the same thing for your days inventory?

Karan Chanana                                                                                                     We’ll have to do that and come back to you.  We don’t have the number in front us for days inventory.

Eric Katzman:                                                                                                            Okay, I think that that will be helpful to put it in content.

Rahul Nayar:                                      Okay.  Thanks for the feedback.

Eric Katzman:                                                                                                            Second, I guess on this—you know, on the advance kind of purchase of the—of this semi-finished inventory, what gives you so much comfort that prices, that the crop is going to be flat and that prices are going to go up?  What is the risk here that the crop ends up being better than expected and the price ends up being lower than you purchased and therefore, a competition has some advantage in the marketplace, because they hold lower cost inventory.

Rahul Nayar:                                                                                                                   Great.  I’ll answer the first part of that and then I’ll have Karan give you some more detail.  As you know, we are in the farming area, in the crop area with our team, not only during the harvest season but throughout the course of the year.  During this period, you pick up a lot of data.  Every company has their own ways to pick up data.  And, as the harvest season, which starts in October and the main bulk of it is over now already, you will see some smaller amount coming through in the next couple of weeks, but 90% higher of the harvest season is done.  Because of that, we already know that our decision to purchase higher inventory during the harvest season of semi-finished rice was a good decision, because, now in hindsight, when the harvest season is nearly over, we already know where output is at.

Now, as you know, this is an extremely fragmented market.  There is no clear data in this regard until, you know, a few months down the road from the Indian Industry Association, which is lagged, hence, we believe—but based on market prices as we currently speak for semi-finished rice and paddy, you know, I believe we have done an extremely good job of such inventory purchases till date.  I’ll let Karan add to that in terms of the market color and how they made that decision.

Karan Chanana:                                                                                                 Yes, thanks, Rahul.  Eric, to answer your question straight, I think we at Amira should be at a relative advantage having read and studied.  Thanks to our proven research skills of crop harvest year-on-year, and we do not see a situation with the current market knowledge and the way the market is right now with 90% of the harvest having done that, the prices should be lower than what we have secured or giving anybody in advantage.

Eric Katzman:                                                                                                            Okay.  All right, thanks for that.  And then, I guess another question, you know, we—maybe this is what the stock has reacted to and maybe—I had to step out for a minute, but maybe you touched on it.  You know, we hear or see reports about various export limitations, maybe that has to just with the regular rice as opposed to the basmati, maybe you could touch a little bit on how you see the regulatory or policy environment either helping or herding or neutral to Amira?

Rahul Nayar:                                                                                                                   Karan, if you can answer that please.

Karan Chanana:                                                                                                 Yes, Eric.  The regulatory and vibrant for basmati rice, it’s very stable.  Basmati is—does not from part of the food security for India and it’s a product which is internationally sold.  So, we do not see any restrictions, et cetera on that.  On non-basmati, there has been, as we mentioned earlier, restrictions in the past, however, reports are out in the media.  India sitting on a bumper stocks fine right now and the government reviews its stock periodically and we haven’t hear any restrictions right now on the same.

Rahul Nayar:                                                                                                                   And, adding to that on a different angle, Eric.  The work which has taken place in India are regulatory of late.  I think the highlight of that has been the approval of Foreign Direct Investment in India with majority ownership.  So, in other sectors, you see in IKEA now launching the business in India and you’ve seen Walmart and others now take advantage of this new  regulation to be able to launch or expand their growth of modern retail.  You know, as we’ve discussed in the past, this is very beneficial to brand building.  It’s very beneficial to organize players like Amira in India itself.  So, I think if anything, the regulatory framework has improved for our business in India.

Eric Katzman:                                                                                                            Okay.  Okay.  My last question, just in terms of the forecast here, can you give any one kind of what—what do you expect kind of once you—I guess it was kind of arbitrage, the interest cost environment, you were—it looked like you were kind of angling towards more like 10 million of interest expense in fiscal ‘14.  But, we’re still at kind of this 20 million run rate on the higher costs debt.  So, is that—like, how do you see the interest cost moving as we kind of move forward here from fiscal ‘13 into fiscal ‘14?

Rahul Nayar:                                                                                                                   Thanks for the question.  We have discussed, in the past, with all of you and investors, of our goal to refinance debt offshore outside India, using a lower cost of capital.  This has been our focus for the last few months.  We have received term sheets from several investment banks.  We are in the process of vetting the structure proposed by some of the Investment Banks.  To simply explain it, it would be an offshore receivable financing structure and we are discussing with banks on that, which we would use to finance all our overseas business.  So, it’s actually quite simple at a high level, but from a structuring perspective, to comply with regulatory and other limitations we have to obviously go through the process in great detail, which we are in the process of doing.  You know, I think in terms of you folks to model your business, if this is something which is put in place by—around our first quarter, we will get the benefits after the first quarter and the next three quarters.  It will be a facility where will use to expand all of our—sorry, use to finance all of our international growth or international business (inaudible) all the business, and then you will see substantial saving from that.

Now, to give an exact number would be hard to do so at this stage, but if you assume approximately four to five point savings in that financing cost, I think that would be a good guestimate at this stage.

Eric Katzman:                                                                                                            Okay, thank you for that.  And, last question from me.  In terms of the building of the new facility and capex, capital expenditure outlook, is that still about 25 million this year and 10 to 15 million in ‘14 and then back up to like 25 million in fiscal ‘15, if everything goes according to plan?

Rahul Nayar:                                                                                                                   Yes, I think the only question is, if we spend the money in Q4 this year or whether that slips to Q1.  Again, we obviously want to spend the money as late as possible, cost of capital is expensive as you know.  So, the only—I think the only open item is whether we spend that in Q4 or in Q1, but yes, in the next few months, absolutely.

Eric Katzman:                                                                                                            Okay, thank you.

Operator:                                                                                                                                       Thank you.  We have reached the end of our question-and-answer session.  I’d like to turn the floor back over to management for any further or closing comments.

Rahul Nayar:                                                                                                                   Karan?

Karan Chanana:                                                                                                 Thank you…

Rahul Nayar:                                                                                                                   Yes, you go ahead.

Karan Chanana:                                                                                                 Thank you everybody for you questions and interest in Amira.  We are at a very exciting time for our business and are excited to continue to share our story and success with the investment community.  Over the next several weeks, we will be meeting with the investment community and attending select investor conferences in the U.S., and we hope to see many of you there.  We are looking forward to speaking with you again when we report our fourth quarter and full year fiscal 2013 financial results in June.

Thank you everybody and have a good day.

Operator:                                                                                                                                       Thank you.  This does conclude today’s teleconference.  You may disconnect your lines and have a wonderful day.  We thank you for your participation today.